Media Release

Basel, 21 June 2002

Pegasys marketing authorisation granted by European Commission

Copegus, Roche's own anti-viral ribavirin approved in The Netherlands, other European countries to follow in the coming months.

5 million European hepatitis sufferers get access to new hepatitis C treatment offering improved efficacy against all forms of the disease

Roche announced today that Pegasys (peginterferon alfa 2-a (40KD)), a new generation pegylated interferon for the treatment of hepatitis C, has been granted marketing authorization by the European Commission. The decision was based on the unanimous positive opinion adopted by the Committee for Proprietary Medicinal Products on March 21, 2002.

This license allows millions of hepatitis C patients in the European Union to access a treatment with increased efficacy, even for those with the more difficult-to-treat forms of the disease.

"Today is a very important day for Roche and for Pegasys," said William M. Burns, head of the pharmaceutical division at Roche. "Many European physicians and patients have participated in our clinical trial program with Pegasys and they have seen first-hand the excellent results. Now many more can benefit from this treatment, which offers an excellent chance for a cure."

Pegasys is indicated for the treatment of histologically proven chronic hepatitis C in adult patients, including patients with early stage cirrhosis. It is approved for use both as a combination therapy with ribavirin and as monotherapy for those intolerant to ribavirin. This license will also form the basis for approval in Central and Eastern European countries later this year.

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The authorization is based on three pivotal monotherapy trials and one combination trial with ribavirin. The Pegasys data shows that:

- Pegasys combination therapy shows significant improvements over conventional therapy, in all disease types regardless of the patient's viral load.
- Of the patients demonstrating an early virological response by week 12 (86% of total patients treated), 65% went on to achieve a sustained virological response.
- The European Commission noted that the clinical benefit of Pegasys in monotherapy or combination therapy appeared more pronounced in hard to treat forms of the disease, such as patients with genotype 1 hepatitis C, high viral load or patients with cirrhosis.

Copegus, ribavirin from Roche

In order to provide combination therapy which is the currently accepted standard of care, Roche has developed its own anti-viral ribavirin product, Copegus. The Netherlands as the first European country has already granted marketing authorization for Copegus and the other European countries will follow within the coming months.

New trial results show even higher response rates

While the data that Roche has submitted to the EMEA demonstrated Pegasys superior efficacy in combination over interferon alfa 2-b and ribavirin, a new trial completed recently demonstrated even higher response rates. This new landmark study looking at duration of combination therapy and dose of ribavirin was presented at the 37th Annual Meeting of the European Association for the Study of the Liver held in April 2002.

The study found that Pegasys plus low dose ribavirin (800 mg) for just six months can cure 78% of patients with genotype-non 1 hepatitis C. Previously, patients needed a higher dose of ribavirin or a year of therapy to achieve these results. For the first time, patients with genotype 1 (the most common form of the disease yet also the most difficult to treat) achieved a sustained virological response of 51% in the intent-to-treat analysis when they received 48 weeks of treatment with a standard dose of ribavirin.

Earlier in June the US National Institutes of Health (NIH) included the new generation of pegylated interferons in their Consensus Statement on the management of hepatitis C. These guidelines are generally accepted worldwide. The NIH Consensus Conference Panel referenced clinical studies with Pegasys including the results of two large-scale combination trials as well as the efficacy of Pegasys in patient populations with difficult-to-treat disease: cirrhosis and those co-infected with HIV.

The consensus statement acknowledged that important therapeutic advances have occurred since the last consensus was held in 1997, particularly the introduction of pegylated interferons and ribavirin therapy. The statement noted that the highest response rates have been achieved with pegylated interferons in combination with ribavirin and that genotype now influences treatment decisions. This conclusion was based on the presentation of three large pivotal combination therapy trials, two of which were with Pegasys.

About Pegasys

Pegasys, a new generation hepatitis C therapy that is different by design, is unique in providing benefit over conventional therapy in patients of all genotypes. The benefits of Pegasys are derived from its new generation large 40 kilodalton branched-chain polyethylene glycol (PEG) construction, which allows for true seven-day viral suppression and is preferentially distributed to the liver, the primary site of infection. Pegasys is administered once weekly in an easy-to-use pre-filled syringe with a fixed 180 mcg starting dose for all patient types.

Pegasys has been approved in 24 countries since its first approval in Switzerland in August 2001. Shortly Pegasys will be commercially available in all European member states and it is already available in Argentina, Brazil, Bahrain, Belarus, Cambodia, Columbia, Costa Rica, Dominican Republic, Ecuador, Egypt, El Salvador, Guatemala, Israel, Kuwait, Mexico, Morocco, Panama, Peru, Russia, Syria, United Arab Emirates, Uruguay and Venezuela. PEGASYS has also been submitted for review by regulatory authorities in the United States and Roche expects approval there later this year.

About Hepatitis C

Hepatitis C is a serious blood-born viral infection that attacks the liver, and in many patients it leads to liver disease, cirrhosis and cancer. It is the leading cause of liver transplantation. Only identified in 1989, the HCV virus has infected more than 170 million people world-wide, making it more common than the HIV virus.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address needs for the prevention, diagnosis and treatment of disease, thus enhancing people's well-being and quality of life.
Roche is committed to the viral hepatitis disease area, having introduced Roferon-A for hepatitis C, followed by Pegasys in hepatitis C, with studies currently being conducted on its efficacy in hepatitis

B. Roche also manufactures The Cobas Amplicor HCV Test, v2.0 and the Amplicor HCV Monitor Test, v2.0 - two tests used to detect the presence of, and quantify, HCV RNA in a person's blood. Roche's commitment to hepatitis has been further reinforced by the in-licensing of Levovirin, an alternative antiviral. Levovirin will be studied with the objective of demonstrating superior tolerability over the current standard, ribavirin.